UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-13839

CAS MEDICAL SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

44 East Industrial Road, Branford, Connecticut 06405

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.004 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).

Explanatory Note

On April 18, 2019, pursuant to the terms of an Agreement and Plan of Merger dated February 11, 2019 by and among Edwards Lifesciences Holding, Inc., a Delaware corporation (“Acquiror”), Crown Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Acquiror (“Merger Sub”) and the Registrant, Merger Sub merged with and into the Registrant, with the Registrant continuing as the surviving corporation and a wholly owned subsidiary of Acquiror (the “Merger”). Upon consummation of the Merger, the only stockholder of the Registrant was Acquiror.

Pursuant to the requirements of the Securities Exchange Act of 1934, CAS Medical Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CAS Medical Systems, Inc.

Date: April 29, 2019	By:	/s/ Scott B. Ullem
Scott B. Ullem
Chief Financial Officer